ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2016
(In Thousands)

Assets

Cash	$	32,585
Securities segregated under Federal and other regulations (with a market value of $69,503)		69,224
Collateralized financing agreements:		
Securities borrowed		8,587,437
Securities purchased under agreements to resell at fair value		15,843,203
Securities received as collateral at fair value		2,390,969
Receivable from affiliates		1,257
Receivable from brokers, dealers, and clearing organizations		415,929
Receivable from customers		76,665
Financial instruments owned, at fair value (of which $312,003 was pledged in relation to secured financing transactions)		312,738
Financial instruments owned, not readily marketable, at fair value		1,185
Other assets		7,411
Total assets		$ 27,738,603

Liabilities and member's equity

Liabilities:		
Short-term loan from affiliate	$	129,000
Collateralized financing agreements:		
Securities loaned		5,877,208
Securities sold under agreements to repurchase at fair value		16,639,312
Payable to brokers, dealers, and clearing organizations		313,383
Payable to customers		775,482
Financial instruments sold, not yet purchased, at fair value		312,699
Obligation to return securities received as collateral at fair value		2,390,969
Accounts payable, accrued expenses, and other liabilities		8,079
Total liabilities		26,446,132
Commitments and Contingencies		
Member's equity		1,292,471
Total liabilities and member's equity		$ 27,738,603

See accompanying Notes to Statement of Financial Condition.